G. Brad Beckstead
Certified Public Accountant

330 E. Warm Springs Road Las Vegas, NV 89119
702 257 1984
702 362 0540 Fax

October 8, 2001

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentelmen:

I was previously principal accountant for e-Smart Technologies, Inc. (formerly Boppers Holdings, Inc.) (the "Company") and reported on the financial statements of the Company for the six months ended June 30, 2000 and the year ended December 31, 1999. Effective October 8, 2001, my appointment as principal accountant was terminated. I have read the Company's statements included under Item 4 of its Forms 8-K dated October 8, 2001, and I agree with such statements,except that I am not in a position to agree or disagree with Company's statement that the change was approved by the Board of Directors or that Bloom & Co., LLC was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Very truly yours,
By:/s/ G. Brad Beckstead, CPA
G. Brad Beckstead, CPA